SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 ---------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)
    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13D-1(B)
                          AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13D-2(b)

                          (Amendment No. __________ )(1)

                         Phillips-Van Heusen Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $1.00 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   718592 10 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  June 11, 1998

                              Edward H. Cohen, Esq.
                              Rosenman & Colin LLP
                               575 Madison Avenue
                            New York, New York 10022
                               Tel: (212) 940-8800

                           ---------------------------

      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilites of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------                                          -----------------
CUSIP NO. 718592 10 8                  13G                     Page 2 of 9 Pages
---------------------                                          -----------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES
      ONLY)

      Vaneton International Inc.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      British Virgin Islands

--------------------------------------------------------------------------------
  NUMBER OF   5     SOLE VOTING POWER

   SHARES
              ------------------------------------------------------------------
BENEFICIALLY  6     SHARED VOTING POWER

  OWNED BY          3,160,001
              ------------------------------------------------------------------
    EACH      7     SOLE DISPOSITIVE POWER

  REPORTING
              ------------------------------------------------------------------
   PERSON     8     SHARED DISPOSITIVE POWER

    WITH            3, 160,001
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,160,001

--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                             |_|

--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      11.6%

--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

      CO

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                          -----------------
CUSIP NO. 718592 10 8                  13G                     Page 3 of 9 Pages
---------------------                                          -----------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES
      ONLY)

      Dr. Richard Lee
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      United Kingdom

--------------------------------------------------------------------------------
  NUMBER OF   5     SOLE VOTING POWER

   SHARES
              ------------------------------------------------------------------
BENEFICIALLY  6     SHARED VOTING POWER

  OWNED BY          3,160,001
              ------------------------------------------------------------------
    EACH      7     SOLE DISPOSITIVE POWER

  REPORTING
              ------------------------------------------------------------------
   PERSON     8     SHARED DISPOSITIVE POWER

    WITH            3, 160,001

--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,160,001

--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                             |_|

--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      11.6%

--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

      IN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

              SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13G

      Under Section 13(d), 13(g) and 23 of the Securities Exchange Act of 1934 and the rules and regulations thereunder, the Commission is authorized to solicit the information required to be supplied by this schedule by certain securities holders of certain issuers.

      Disclosure of the information specified in this schedule is mandatory, except for I.R.S. identification numbers, disclosure of which is voluntary. The information will be used for the primary purpose of determining and disclosing the holdings of certain beneficial owners of certain equity securities. This statement will be made a matter of public record. Therefore, any information given will be available for inspection by any member of the public.

      Because the public nature of the information, the Commission can use it for a variety of purposes, including referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the Federal securities laws or other civil, criminal or regulatory statutes or provisions. I.R.S. identification numbers, if furnished, will assist the Commission in identifying security holders and, therefore, in promptly processing statements of beneficial ownership of securities.

      Failure to disclose the information requested by this schedule, except for I.R.S. identification numbers, may result in civil or criminal action against the person involved for violation of the Federal securities laws and rules promulgated thereunder.

      General Instructions. A. Statements containing the information required by this schedule shall be filed not later than February 14, following the calendar year covered by the statement or within the time specified in Rule 13d-1(b)(2), if applicable.

      B. Information contained in a form which is required to be filed by rules under Section 13(f) for the same calendar year as that covered by a statement on this schedule may be incorporated by reference in response to any of the items of this schedule. If such information is incorporated by reference in this schedule, copies of the relevant pages of such form shall be filed as an exhibit to this schedule.

      C. The item numbers and captions of the items shall be included but the text of the items is to be omitted. The answers to the items shall be so prepared as to indicate clearly the coverage of the items without referring to the text of the items. Answer every item. If an item is inapplicable or the answer is in the negative, so state.

       Item 1(a).  Name of Issuer:

       Phillips-Van Heusen Corporation
       -------------------------------------------------------------------------

       Item 1(b).  Address of Issuer's Principal Executive Offices:

       1290 Avenue of the Americas, New York, New York  10704
       -------------------------------------------------------------------------

       Item 2(a).  Name of Person Filing:

       Vaneton International Inc.
       -------------------------------------------------------------------------

       Item 2(b).  Address of Principal Business Office, or, if None, Residence:

       P.O. Box 3340, Road Town, Tortola, British Virgin Islands
       -------------------------------------------------------------------------

       Item 2(c).  Citizenship:

       British Virgin Islands
       -------------------------------------------------------------------------

       Item 2(d).  Title of Class of Securities:

       Common Stock par value $1.00 per share
       -------------------------------------------------------------------------

       Item 2(e).  CUSIP NUMBER:

       718592 108
       -------------------------------------------------------------------------

       Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

   (a) |_| Broker or dealer registered under Section 15 of the Act.

   (b) |_| Bank as defined in Section 3(a)(6) of the Act.

   (c) |_| Insurance Company as defined in Section 3(a)(19) of the Act.

   (d) |_| Investment Company registered under Section 8 of the Investment Company Act.

   (e) |_| Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.

   (f) |_| Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F).

   (g) |_| Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G); see
           Item 7.

   (h) |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

Item 4. Ownership.

   If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

   (a)  Amount beneficially owned:

        3,160,001
        -----------------------------------------------------------------------

   (b)  Percent of class:

        11.6%
        -----------------------------------------------------------------------

   (c)  Number of shares as to which such person has:

        (i)   Sole power to vote or to direct the vote
                                                       ------------------------

        (ii)  Shared power to vote or to direct the vote 3,160,001
                                                         ----------------------

        (iii) Sole power to dispose or to direct the disposition of
                                                                    -----------

        (iv)  Shared power to dispose or to direct the disposition of 3,160,001
                                                                      ---------

Item 1(a).  Name of Issuer:

      Phillips-Van Heusen Corporation

--------------------------------------------------------------------------------
Item 1(b).  Address of Issuer's Principal Executive Offices:

      1290 Avenue of the Americas, New York, New York  10704

--------------------------------------------------------------------------------
Item 2(a).  Name of Person Filing:

      Dr. Richard Lee

--------------------------------------------------------------------------------
Item 2(b).  Address of Principal Business Office, or, if None, Residence:

6/F TAL Building 49 Austin Road
      Kowloon Hong Kong

--------------------------------------------------------------------------------
Item 2(c).  Citizenship:

      United Kingdom

--------------------------------------------------------------------------------
Item 2(d).  Title of Class of Securities:

      Common Stock par value $1.00 per share

--------------------------------------------------------------------------------
Item 2(e).  CUSIP NUMBER:

      718592 10 8

--------------------------------------------------------------------------------
Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a) |_| Broker or dealer registered under Section 15 of the Act.

(b) |_| Bank as defined in Section 3(a)(6) of the Act.

(c) |_| Insurance Company as defined in Section 3(a)(19) of the Act.

(d) |_| Investment Company registered under Section 8 of the Investment Company Act.

(e) |_| Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.

(f) |_| Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F).

(g) |_| Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G); see
        Item 7.

(h) |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

Item 4. Ownership.

   If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

   (a)  Amount beneficially owned:

        3,160,001
        -----------------------------------------------------------------------

   (b)  Percent of class:

        11.6%
        -----------------------------------------------------------------------

   (c)  Number of shares as to which such person has:

        (i)   Sole power to vote or to direct the vote
                                                       ------------------------

        (ii)  Shared power to vote or to direct the vote 3,160,001
                                                         ----------------------

        (iii) Sole power to dispose or to direct the disposition of
                                                                    -----------

        (iv)  Shared power to dispose or to direct the disposition of 3,160,001
                                                                      ---------

      Instruction. For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1).

Item 5. Ownership of Five Percent or Less of a Class.

   If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

      Instruction. Dissolution of a group requires a response to this item.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

   If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Reported on by the Parent Holding Company.

   If a parent holding company has file this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

Item 8. Identification and Classification of members of the Group.

   If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

Item 9. Notice of Dissolution of Group.

   Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Item 10. Certification.

   The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b)):

      "By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect."

                                    SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and correct.


                                                  June 11, 1998
                                  ----------------------------------------------
                                                     (Date)


                                          Vaneton International Limited


                                             By: /s/ Edward H. Cohen
                                  ----------------------------------------------
                                             (Authorized Signatory)


                                                 Dr. Richard Lee


                                             By: /s/ Edward H. Cohen
                                  ----------------------------------------------
                                             (Authorized Signatory)

   The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

      Note. Six copies of this statement, including all exhibits, should be filed with the Commission.

      Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).